Exhibit 1

FOR IMMEDIATE RELEASE

John G. Sylvia - Senior  Vice President, Chief Financial Officer  402-341-4500
Dale R. Schuster - Vice President, Administration                 402-341-4500

              CalEnergy Announces Completion of
                Private Placement of TIDESSM

OMAHA, NEBRASKA, April 12, 1996 --- CalEnergy Company, Inc., formerly known as California Energy Company, Inc. ("CalEnergy") (NYSE, PSE and LSE symbol: CE) announced today that CalEnergy Capital Trust, a Delaware business trust, completed a private placement of $100 million of convertible preferred securities (TIDES). In addition, CS First Boston and Merrill Lynch, (the "initial purchasers") exercised an option to purchase an additional 78,600 TIDES, or $3,930,000, to cover over-allotments.

CalEnergy Capital Trust has issued 2,078,600 6 1/4% convertible preferred securities (TIDES) with a liquidation preference of $50 each. CalEnergy owns all of the common securities of the Trust. The TIDES, which are non-voting, and the common securities represent undivided beneficial ownership interests in the Trust. The assets of the Trust consist solely of CalEnergy's 6 1/4% Convertible Junior Subordinated Debentures Due 2016. Each TIDES will be convertible at the option of the holder thereof at any time into 1.6728 shares of CalEnergy Common Stock (equivalent to a conversion price of $29.89 per share of CalEnergy Common Stock).

The  proceeds  of  the offering ultimately  will  be  used  by
CalEnergy  to  fund  ongoing  construction  expenses  for  its international projects, for the repayment of debt, to make equity investments in potential future domestic and international power generation projects, to fund possible acquisitions, including acquisitions of partially developed or existing power generating projects and contracts, and for other general corporate purposes. The TIDES have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States or to U.S. persons, except to certain institutional buyers and accredited investors.

CalEnergy Company, Inc., a leading independent power producer, is an international developer, owner and operator of environmentally responsible power generation facilities. Its thirteen operating facilities produce 575 net MW of power, with 745 net MW under construction and in excess of 1,400 net MW currently under award or contract.

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